PRESS RELEASE

TSX:  KGN

NYSE AMEX: KGN

KEEGAN EXPANDS THE ESAASE GOLD CONCESSION WITH ADDITIONAL PROPERTY ACQUISTION

Vancouver, British Columbia; December 14, 2009 - Keegan Resources Inc. (the "Keegan" or the "Corporation") is pleased to announce that its fully owned subsidiary, Keegan Resources (Ghana) Ltd, has acquired the 10 sq. km Mpatuom Concession, which lies along the north west boundary of its Esaase Concession. (please refer to location map at www.keeganresources.com)   The concession was granted to Keegan by the Ghanaian Minerals Commission and the permit duly signed by the Minister of Lands and Natural Resources, the Honorable Alhaji Collins Dauda. Along with the Esaase Concession (29 sq. km.), Jeni Concession (46 sq. km.), and the Mepom concession (2.6 sq. km), which was added last fall, the Mpatuom acquisition brings Keegan’s land position at Esaase to almost 100 sq. km. The acquisition also adds an additional 300 meters of strike length along the main geophysical break that is the defining mineralized fault structure of the Esaase Resource.  Keegan’s current exploration program has been expanding mineralization towards the Mpatuom Concession along this structure with significant results (see news releases dated October 6th and 15th).

Keegan recently completed a syndicated bought deal financing co-lead by Dundee Securities and Clarus Securities and including Canaccord Securities which will enable the company to expedite the advancement of the Esaase project in 2010.  A second drill rig has been mobilized to Esaase to accelerate the current exploration and development programs.

President and CEO Dan McCoy stated: “The Mpatuom acquisition allows us to continue to follow the key mineralized structure to the north and increase the known strike length of a significant mineralized structure where we have achieved excellent success in 2009.  The closing of our recent financing, Keegan now is well funded to aggressively continue making the excellent progress on both the development, and exploration fronts.  Keegan is preparing for a eventful 2010.”

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.025 Moz indicated resources with an average grade of 1.5 g/t Au at a 0.6 g/t Au cutoff and 1.451 million ounces in an inferred category at an average grade of 1.6 g/t Au applying a 0.6 g/t Au cut-off for a total inferred and indicated resource of 3.476 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.

President & CEO

For more information please visit the company website at www.keeganresources.com or contact investor relations at 604-683-8193 or info@keeganresources.com.

Forward Looking and other Cautionary Information

Neither the TSX Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release. This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.